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Media                                   Company                   Company
Angeline Protogere                      Bernard J. Zahren         Goran Mornhed
(317) 838-1338                          President & CEO           President
                                        (860) 678-7537            (914)304-4016


                                                                  Media
                                                                  Harry Zlokower
                                                                  (212) 447-9292

                                                                  Investors
                                                                  George Strauss
                                                                  (212) 766-1113
  FOR IMMEDIATE RELEASE

                U.S. ENERGY SYSTEMS AND CINERGY SOLUTIONS
                 ACQUIRE ZAPCO IN $98 MILLION TRANSACTION


New York, Cincinnati and Avon, Conn. (Nov. 28, 2000)...U.S. Energy Systems, Inc. (Nasdaq:USEY), an independent power producer, and its joint venture partner,
Cinergy   Solutions, Inc., an affiliate  of  Cincinnati-based  Cinergy  Corp.
(NYSE:CIN), one of the nation's leading diversified energy companies, today announced a definitive merger agreement to acquire Zahren Alternative Power Corporation (ZAPCO), a leading Connecticut-based developer and operator of renewable energy projects around the country.

         The transaction, valued at approximately $98 million, includes $10 million in U.S. Energy Systems common stock, valued at $6 a share, and $3 million in convertible preferred stock; $12.8 million in cash; and approximately $72 million in assumed (more) subsidiary debt. The merger, which is subject to among other things the approval of the shareholders of ZAPCO and U.S. Energy Systems, is expected to close in early 2001.

         ZAPCO currently owns and operates 24 landfill gas-to-energy (LFG) projects and one natural gas cogeneration plant. Presently ZAPCO has more than 40 megawatts of electrical production capacity primarily under long-term contracts and additional direct sales of LFG.

        "Competitive power markets, rising fuel prices and environmental commitments are generating significant interest in renewable energy sources," said Steve Harkness, President and Chief Operating Officer of Cinergy Solutions. "Customer demand for green power is increasing, and this acquisition expands our renewable energy assets and generates additional growth opportunities."

        "ZAPCO has created the standard for developing and producing renewable energy in America today," said Goran Mornhed, President and COO of U.S. Energy Systems. "ZAPCO's mission fits well with our growth strategy and focus on providing clean, efficient energy for our customers everywhere."

         "We are excited to join a growth team and an organization with a compatible mission of creating value by providing green power and renewable energy to our customers thus improving the environment and reducing the negative effects of global warming and pollution," said Bernard Zahren, Chairman and CEO of ZAPCO. "Working with our partners at Cinergy Solutions I see a tremendous opportunity to grow U.S. Energy Systems into one of the leading producers of clean energy."

         ZAPCO will  become a  subsidiary  of U.S.  Energy  Systems  and Cinergy
Solutions. According to the agreement, Bernard Zahren, Chairman and CEO of ZAPCO, (more) will become CEO of U.S. Energy Systems, joining the management

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

team of Goran Mornhed, President and COO, and Lawrence Schneider, the previous CEO, who will remain as Chairman.

         Zahren will also become a director of U.S. Energy Systems as will Mark Strauch, Executive Vice President and Treasurer of AJG Financial Services, Inc., a business unit of Arthur J. Gallagher & Co. (NYSE:AJG), an international insurance brokerage and risk management services firm where Strauch also serves as Treasurer. AJG Financial Services, Inc. and the Environmental Opportunities Fund, LP are major shareholders of ZAPCO and will become shareholders of U.S. Energy Systems.

       Cinergy Solutions, which last month invested $3.5 million in exchange for a stake in U.S. Energy Systems, will acquire approximately a 46 percent interest in the ZAPCO subsidiary with a two-year option to convert its ownership into U.S. Energy Systems stock. U.S. Energy Systems will have an option during the same period to acquire Cinergy Solutions' ownership interest.

         As a renewable energy developer and operator, ZAPCO will benefit from emission reduction allowance programs. As the market for greenhouse gas reduction allowances develops, projected reductions from the collection and combustion of methane at ZAPCO's existing projects will be equivalent to the removal of approximately 50 million tons of carbon dioxide from the environment.

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

         ZAPCO recently signed an agreement for the world's largest-to-date cross-border trade of emission reduction credits to a major Canadian utility. The credits were (more) generated through ZAPCO's collection and combustion of methane from its LFG projects. The emission reductions from this trade are equivalent to removing approximately 500,000 automobiles from the road for one full year. About U.S. Energy Systems, Inc.

          U.S. Energy Systems, Inc. (Nasdaq:USEY) is an independent power producer that generates clean, efficient energy for the growing energy markets. The company develops, owns, and operates cogeneration power plants and renewable energy plants in the U.S. and offers a variety of environmental services. U.S. Energy Systems' competitive edge is maximizing the value of customized scope and services for its customers.

About Cinergy Corp.

          Cinergy Corp. (NYSE:CIN) is one of the nation's leading diversified energy companies with a total enterprise value of $8.5 billion and assets of $10 billion. Cinergy owns or operates nearly 20,000 megawatts of electrical and combined heat plant generation that is either operational or under development domestically and internationally. It also has 55,000 miles of electric and gas transmission lines in the U.S. and abroad, and approximately 9,000 employees in nine countries. Cinergy's Midwestern power grid gives the company access to 37% of total U.S. energy consumption.

   Cinergy Solutions, Inc., an affiliate of Cinergy Corp., focuses primarily on cogeneration and energy outsourcing for large industrial customers,
such    as    Kodak,     General     Motors     and     Millennium     Chemicals
(www.cinergy-solutions.com).

About ZAPCO

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

   Founded in 1994, ZAPCO is one of the largest developers and operators of (more) landfill gas collection systems and alternative energy projects in the United States. The company currently operates 25 projects and has additional LFG projects under development.

        ZAPCO has been recognized for its efforts to reduce air emissions by the Environmental Protection Agency (EPA), the Department of Energy, the Solid Waste Association of North America and the Landfill Methane Outreach Program (a division of the EPA).

Certain matters discussed in this press release are forward-looking statements, and certain important factors may affect each company's (the company's) actual results and could cause actual results to differ materially from any forward-looking statements made in this release, or which are otherwise made by or on behalf of the companies (company). Such factors include, but are not limited to, changes in market conditions, the inability to commence planned projects in a timely manner, the impact of competition, the ability to complete acquisitions, risks associated with acquisitions, as well as other risks detailed from time to time in each company's Securities and Exchange Commission filings.


U.S. Energy Systems--ZAPCO merger
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